=============================================================================
=============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                    FORM 11-k


(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXHCNAGE ACT
    OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1997

                                         OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________________ to __________________

Commission file number 0-8493

A.	Full title of the plan and the address of the plan, if different
From that of the issuer named below:

              STEWART & STEVENSON 401 (k) SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the Address of its principal executive office:

                  STEWART & STEVENSON SERVICES, INC.
                        2707 NORTH LOOP WEST
                       HOUSTON, TEXAS   77008

=============================================================================

FINANCIAL STATEMENT

In accordance with Item 4 of the Required Information for Form 11-K, the following statements of financial condition for the Stewart & Stevenson 401 (k) Saving plan have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

          INDEX TO THE FINANCIAL STATEMENTS AND SCHEUDLE

Report of Independent Public Accounts

Item 1.	Statement of net Assets Available for Benefits as of December 31,
	1997 and 1996.

Item 2.	Statement of Changes in Net Assets Available for Benefits for the
	Years Ended December 31, 1997 and December 31, 1996.

Notes to Financial Statements

Schedule I  - Item 27a - Schedule of Assets Held for Investment Purposes as
		of December 31, 1997

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year
		Ended December 31, 1997.



==============================================================================
==============================================================================

STEWART & STEVENSON 401(k) SAVINGS PLAN
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1997
TOGETHER WITH AUDITORS' REPORT


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
Stewart & Stevenson 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, reportable transactions and nonexempt transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
Houston, Texas
June 19, 1998

                  STEWART & STEVENSON 401(k) SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        DECEMBER 31, 1997 AND 1996


                                                                                  1997          1996
                                                                                  ----          ----
ASSETS:
   Investments, at fair value-
    Common stock of Stewart & Stevenson Services, Inc.                         $ 1,789,246   $ 1,549,186
    Mutual funds                                                                23,529,389    14,605,987
    Common/collective trust fund                                                 2,660,658     2,080,436
    Participant loans                                                              890,184       522,927
                                                                               -----------   -----------
                            Total investments                                   28,869,477    18,758,536

   Receivables-
    Employer contributions                                                          31,454        25,183
    Participant contributions                                                      170,168       134,213
   Cash                                                                                66        170,123
                                                                               -----------   -----------
                                                                                   201,688       329,519
                                                                               -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                                              $29,071,165   $19,088,055
                                                                               ===========   ===========
The accompanying notes are an integral part of these financial statements.




                  STEWART & STEVENSON 401(k) SAVINGS PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                                                  1997           1996
                                                                                  ----           ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income-
    Dividends                                                                  $ 2,648,260   $ 1,099,294
    Interest                                                                        65,432        35,609
    Net appreciation (depreciation) in fair value of common stock                (164,015)       239,784
    Net appreciation in fair value of mutual funds                                 658,468       597,965
                                                                               -----------   -----------
                     Total investment income                                     3,208,145     1,972,652

   Contributions-
    Employer                                                                     1,079,221       984,534
    Participant                                                                  5,875,460     5,090,204
    Participant rollovers                                                          306,513     1,036,336
   Other additions-
    Transfer from the Sierra Plan (Note 6)                                       1,562,178          -
    Other receipts                                                                  38,347          -
                                                                               -----------   -----------
                  Total contributions and other additions                        8,861,719     7,111,074
                                                                               -----------   -----------
                  Total additions                                               12,069,864     9,083,726
                                                                               -----------   -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants                                                 1,967,231       389,799
   Withdrawals                                                                      50,105       135,870
   Other distributions                                                                   -        36,436
   Administrative expenses                                                          69,418         3,965
                                                                               -----------   -----------
                  Total deductions                                               2,086,754       566,070
                                                                               -----------   -----------
NET INCREASE                                                                     9,983,110     8,517,656

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                            19,088,055    10,570,399
                                                                               -----------   -----------
 End of year                                                                   $29,071,165   $19,088,055
                                                                               ===========   ===========

The accompanying notes are an integral part of these financial statements.

==============================================================================
                  STEWART & STEVENSON 401(k) SAVINGS PLAN
==============================================================================

                       NOTES TO FINANCIAL STATEMENTS



1.     DESCRIPTION OF THE PLAN:

General

The Stewart & Stevenson 401(k) Savings Plan (the Plan or the Stewart & Stevenson Plan), adopted effective January 1, 1994, is a trusteed, defined contribution plan established for the benefit of all eligible employees of Stewart & Stevenson Services, Inc., and its subsidiaries, C. Jim Stewart & Stevenson, Inc., Stewart & Stevenson Power, Inc., Stewart & Stevenson Operations, Inc., Stewart & Stevenson Transportation, Inc., Stewart & Stevenson International Sales, Inc., Stewart & Stevenson Technical Services, Inc., Stewart & Stevenson de Venezuela, S.A., Creole Stewart & Stevenson, Inc., Stewart & Stevenson Vehicle Services, Inc., Sierra Detroit Diesel Allison, Inc., and Pow-R-Quik Limited. These entities are collectively referred to as "the Company."

As a result of the acquisition of Sierra Detroit Diesel Allison, Inc., by the Company, the Sierra Detroit Diesel Allison, Inc. Retirement Plan (the Sierra Plan) merged into the Stewart & Stevenson Plan, effective April 14, 1997. All assets were transferred in-kind and each member of the Sierra Plan became a participant in the Stewart & Stevenson Plan.

The following description of the Plan provides a summary of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Administration

The Plan is administered by a committee (the Administrative Committee) which is appointed by the board of directors of Stewart & Stevenson Services, Inc. This committee is empowered to act on all matters affecting the Plan including, among other things, interpreting the Plan's provisions, determining the eligibility of employees to become participants in the Plan, selecting the funds to be made available in the Plan and determining any person's right to a benefit under the Plan. The Administrative Committee members do not receive compensation for services rendered to the Plan.

Custodial safekeeping of Plan assets is performed by Merrill Lynch Trust Company (the Trustee). Individual participant record keeping is performed under Merrill Lynch, Pierce, Fenner & Smith Incorporated (the Recordkeeper). Among other duties, the Trustee is to receive contributions, collect the income from the Plan's assets and make disbursements from the Plan's assets as directed by the Administrative Committee. The Recordkeeper's duties include processing and maintaining participant data, participant statements, and contributions and distributions for purposes of recordkeeping.

Participation

Employee participation in the Plan is voluntary. All employees who are at least 21 years of age are eligible to participate in the Plan after completion of one year of service during which 1,000 or more hours are worked.

Investments


The following details the investment funds available to each Plan participant:


Fund 1               Merrill Lynch Global Allocation Fund, Inc., Class A (ML
                       Global)
Fund 2               Merrill Lynch Corporate Bond Fund, Inc., Intermediate Term,
                       Class A (ML Corporate)
Fund 3               Merrill Lynch Retirement Preservation Trust (ML Retirement)
Fund 4               AIM Value Fund (AIM)
Fund 5               American Balanced Fund (American)
Fund 6               Stewart & Stevenson Services, Inc., Common Stock (S&S
                       Services)

Contributions

Participants may elect to contribute 1 percent to 15 percent of their wages as reported to the Internal Revenue Service, subject to certain limitations, as defined, in any or all six funds. Contributions from employees are recorded in the period in which the Company makes payroll deductions from Plan participants. The matching employer contribution is 25 percent of the first 6 percent of the participant's contribution. Matching contributions from the Company are recorded in the same period as the corresponding employee contributions. Participant and employer contributions are remitted by the employer to the Trustee every two weeks and are credited directly to the participants' accounts by the Recordkeeper. Participants may also make rollover contributions to the Plan representing distributions from other qualified defined benefit or contribution plans. Participants can change the allocation of their contributions in these six funds or they can discontinue, increase or decrease their contribution rate within the 1 percent to 15 percent range as permitted by the Plan. All changes are performed over an automated benefits system.

Participants' Benefits

Participants are fully vested in their participant contributions, rollovers and earnings thereon at all times. Participants shall have a 100 percent vested interest in their employer contributions upon attaining age 65, the normal retirement age according to the Plan. Those participants who terminate prior to normal retirement age are entitled to a benefit pursuant to the value of their vested interests in their accounts as follows:


                                   Vested
 Years of Vesting Service          Interest
 ------------------------          --------

 Less than 3                          0%
           3                         20
           4                         40
           5                         60
           6                         80
           7 or more                100


Prior to June 1, 1996, forfeited employer contributions were applied as a reduction of future employer matching contributions. Effective June 1, 1996, the Plan was amended to allow forfeited employer contributions to be used to pay Plan expenses, or to be applied as a reduction of future employer matching contributions.

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to terminate the Plan. In the event of termination, the assets of the Plan, less expenses of liquidation, will be allocated to the participants in accordance with the terms of the Plan.

Withdrawals and Loans

Participant benefits are payable to participants or to a designated beneficiary in the event of their retirement, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with the Plan.

Benefit payments to withdrawing employees are made in lump-sum payments.

A participant may borrow from his account up to a maximum equal to the lesser of $50,000 or 50 percent of his vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the participant loan fund. The minimum loan is $1,000 and will bear interest at a rate of prime plus 1 percent. The loans shall not exceed five years, except for loans for the purpose of acquiring a principal residence. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through monthly payroll deductions.

2.     SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. Effective yields of the guaranteed investment contracts are 6.6 percent and 6.4 percent for the years ended December 31, 1997 and 1996, respectively. The Plan's investments in mutual funds and common/collective trust funds are recorded at cost when purchased but are adjusted to market value based upon published data, by the Trustee, for financial reporting purposes. The Plan's investments in common stock are recorded at quoted market prices.

Recognition of Income and Expenses

The net change in the difference between market value of the investments on hand at December 31, and the market value of the investments on hand as of the beginning of the year, is included as unrealized appreciation (depreciation) of investments. Realized gains or losses on the sale of investments and withdrawals of investments are based on the value of the assets as of the beginning of the year or the time of purchase during the year, if later. Unrealized appreciation (depreciation) of investments and realized gains or losses are recorded in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Interest income is reported daily on the accrual basis. Plan income or loss for each investment fund is allocated to the participants daily in the ratio that each participant's account balance bears to all account balances. The Company may pay all expenses incurred in the administration of the Plan, but it shall not be obligated to do so. Any such expenses and fees not paid by the Company during 1997 and 1996 were paid from the Plan.

3.     FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on September 3, 1994, in which the Internal Revenue Service stated that the Plan, as originally established, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan is qualified and is tax-exempt as of December 31, 1997 and 1996.

4.      RECONCILIATION OF FINANCIAL
        STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1996:


Net assets available for benefits per the financial statements        $19,088,055
 Less- Amounts allocated to withdrawing participants                     (166,435)
                                                                      ------------
Net assets available for benefits per the Form 5500                   $18,921,620
                                                                      ============


There were no amounts allocated to withdrawing participants as of December 31, 1997.

The following is a reconciliation of distributions to participants and withdrawals per the financial statements to the Form 5500 for the year ended December 31, 1997 and 1996:

                                                                                    1997           1996
                                                                                    ----           ----
Distributions to participants and withdrawals per the financial statements      $2,017,336       $525,669
    Add- Amounts allocated to withdrawing participants at December 31, 1997
      and 1996                                                                        -           166,435
    Less- Amounts allocated to withdrawing participants at December 31, 1996
      and 1995                                                                    (166,435)          -
                                                                                -----------       --------
Distributions to participants and withdrawals per the Form 5500                 $1,850,901        $692,104
                                                                                ===========       ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

5.     NONEXEMPT TRANSACTION:

The reimbursement of certain forfeitures to the Company in 1996 constituted a lending of such monies to the Company until corrected on June 25, 1997. As such, this transaction represented a nonexempt transaction for the year ended December 31, 1997, between the Company and the Plan as identified in
Schedule III.

6.     TRANSFER FROM THE SIERRA PLAN:

On April 12, 1997, the Company purchased all of the outstanding shares of Sierra Detroit Diesel Allison, Inc. In conjunction with the purchase, effective April 14, 1997 (the Merger Date), the Sierra Detroit Diesel Allison, Inc. Retirement Plan (the Sierra Plan) merged with and into the Plan. The assets of the Sierra Plan were liquidated into cash and transferred to the Plan, along with in-kind transfers of outstanding loan amounts from the Sierra Plan trustee, totaling $1,562,178. These amounts were invested in the closest corresponding fund under the Plan, as determined by the Administrative Committee.

As such, each member of the Sierra Plan became a participant in the Plan as of the Merger Date. Notwithstanding any provision of the Plan to the contrary, each former Sierra Plan participant with three or more years of service as of the Plan Merger Date (a Grandfathered Sierra Plan Participant) shall have a vested and nonforfeitable interest in contributions allocated to his employer contribution account in the Plan on and after the Merger Date (and earnings thereon) in accordance with the following schedule:


    Years of         Vested
Vesting Service      Interest
---------------      --------
Less than 1 year        -%
          1 year       20
          2 years      40
          3 years      60
          4 years      80
          5 years     100


Each former Sierra Plan participant with at least one year of service (determined under the provisions of the Sierra Plan) as of the Plan Merger Date, who is not a Grandfathered Sierra Plan Participant, shall have his vesting percentage in contributions allocated to his employer contribution account in the Plan on or after the Plan Merger Date (and earnings thereon) determined in accordance with the terms of the Plan provided, however, that in no case shall such vesting percentage be less than his vesting percentage under the Sierra Plan on the Plan Merger Date.

7.     SALE OF CONSTRUCTION EQUIPMENT DIVISION:

On October 6, 1997, the Company sold substantially all of the net assets of the Company's construction equipment franchise. In conjunction with the sale, the benefits of such participants under the Plan shall be distributed as soon as administratively feasible, subject to any required consents.

8.     SUBSEQUENT EVENT:

In conjunction with the sale of the Company's gas turbine operations, the following entities were added as participating employers of the Plan: GE Packaged Power, Inc., GE Packaged Power Services, Inc., GE Energy Plan Operations, Inc., and GE Packaged Power Sales, Inc., or their successors (the Participating GE Employers). As such, certain employees of the gas turbine operations became employees of the Participating GE Employers. The Participating GE Employers have certain provisions that are specific to their participating employees with respect to contributions and the availability of Fund 6 - S&S Services for investment.

9.     ALLOCATION TO INVESTMENT FUNDS:

The following statements reflect the allocation of net assets available for benefits and changes in net assets available for benefits to the separate investment funds as of and for the years ended December 31, 1997 and 1996:


                                Statement of Net Assets Available for Benefits by Investment Fund

                                                December 31, 1997

                                                             Fund 1           Fund 2             Fund 3            Fund 4
                                                           ML Global       ML Corporate      ML Retirement           AIM
                                                           ---------       ------------      -------------         ------
Assets-
   Investments, at fair value-
     Common stock of Stewart & Stevenson
       Services, Inc.                                      $    -              $    -           $    -           $      -
     Mutual funds                                          6,667,131           1,734,374            -             11,138,933
     Common/collective trust fund                             -                   -             2,660,658             -
     Participant loans                                        -                   -                -                  -
                                                          ----------          ----------       ----------       ------------
                  Total investments                        6,667,131           1,734,374        2,660,658         11,138,933

   Receivables-
     Employer contributions                                    6,953               2,771            2,704             12,170
     Participant contributions                                37,404              13,912           14,271             67,608
     Interfund receivable (payable)                           -                   -                    66             -
   Cash                                                       -                   -                -                  -
                                                         -----------         -----------      -----------      -------------
                                                              44,357              16,683           17,041             79,778
                                                         -----------         -----------      -----------      -------------
Net assets available for benefits                        $ 6,711,488         $ 1,751,057      $ 2,677,699      $  11,218,711
                                                         ===========         ===========      ===========      =============
(Continued)


                                                     Fund 5          Fund 6         Participant
                                                    American       S&S Services      Loan Fund        General         Total
                                                    --------       ------------     -----------       -------         -----
Assets-
   Investments, at fair value-
     Common stock of Stewart & Stevenson
       Services, Inc.                              $    -         $ 1,789,246       $   -            $  -      $  1,789,246
     Mutual funds                                    3,988,951         -                -               -        23,529,389
     Common/collective trust fund                       -              -                -               -         2,660,658
     Participant loans                                  -              -               890,184          -           890,184
                                                   -----------    -----------        ---------       -------    -----------
               Total investments                     3,988,951      1,789,246          890,184          -        28,869,477

   Receivables-
     Employer contributions                              4,547          2,309           -               -            31,454
     Participant contributions                          25,015         11,958           -               -           170,168
     Interfund receivable (payable)                      -              -               -              (66)          -
   Cash                                                  -              -               -               66               66
                                                   -----------    -----------       ----------       -------   ------------
                                                        29,562         14,267           -               -           201,688
                                                   -----------    -----------       ----------       -------   ------------
Net assets available for benefits                  $ 4,018,513    $ 1,803,513       $  890,184       $  -      $ 29,071,165
                                                   ===========    ===========       ==========       =======   ============



                      Statement of Net Assets Available for Benefits by Investment Fund

                                            December 31, 1996

                                                           Fund 1            Fund 2             Fund 3             Fund 4
                                                          ML Global       ML Corporate       ML Retirement           AIM
                                                          ---------       ------------       -------------           ---
Assets-
   Investments, at fair value-
     Common stock of Stewart & Stevenson Services,
       Inc.                                             $    -             $    -            $    -             $    -
     Mutual funds                                         4,327,018          1,215,995            -               6,466,601
     Common/collective trust fund                            -                  -              2,080,436             -
     Participant loans                                       -                  -                 -                  -
                                                        -----------        -----------       -----------        -----------
                  Total investments                       4,327,018          1,215,995         2,080,436          6,466,601

   Receivables-
     Employer contributions                                   5,551              2,281             2,568              9,066
     Participant contributions                               29,997             11,316            13,040             49,271
   Cash                                                      -                  -                 -                  -
                                                        -----------        -----------       -----------        -----------
                                                             35,548             13,597            15,608             58,337
                                                        -----------        -----------       -----------        -----------
Net assets available for benefits                       $ 4,362,566        $ 1,229,592       $ 2,096,044        $ 6,524,938
                                                        ===========        ===========       ===========        ===========

(Continued)

                                                         Fund 5         Fund 6         Participant
                                                       American       S&S Services      Loan Fund        General         Total
                                                       --------       ------------     -----------       -------         -----
Assets-
   Investments, at fair value-
     Common stock of Stewart & Stevenson Services,
       Inc.                                            $    -         $ 1,459,186       $   -          $  -        $  1,549,186
     Mutual funds                                        2,596,373         -                -             -          14,605,987
     Common/collective trust fund                           -              -                -             -           2,080,436
     Participant loans                                      -              -               522,927        -             522,927
                                                       -----------    -----------       ----------       -------   ------------
                 Total investments                       2,596,373      1,549,186          522,927        -          18,758,536

   Receivables-
     Employer contributions                                  3,405          2,312           -             -              25,183
     Participant contributions                              18,092         12,497           -             -             134,213
   Cash                                                     -              -                -            170,123        170,123
                                                       -----------    -----------       ----------       -------   ------------
                                                            21,497         14,809           -            170,123        329,519
                                                       -----------    -----------       ----------       -------   ------------
Net assets available for benefits                      $ 2,617,870    $ 1,563,995       $  522,927     $ 170,123   $ 19,088,055
                                                       ===========    ===========       ==========     =========   ============



                  Statement of Changes in Net Assets Available for Benefits by Investment Fund

                                    For the Year Ended December 31, 1997


                                                        Fund 1              Fund 2              Fund 3              Fund 4
                                                       ML Global         ML Corporate        ML Retirement            AIM
                                                       ---------         ------------        -------------            ---
Additions to net assets attributed to-
   Investment income-
     Dividends                                      $   849,779          $    92,642          $   140,808      $ 1,126,699
     Interest                                            14,788                3,207                5,319           26,362
     Net appreciation (depreciation) in fair
       value of investments                            (274,895)              26,238               -               706,898
                                                    ------------         -----------          ------------     ------------
             Total investment income                    589,672              122,087              146,127        1,859,959

   Contributions-
     Employer                                           239,698               98,369              102,703          396,611
     Participant                                      1,308,587              506,453              545,736        2,199,106
     Participant rollovers                               90,037               17,497               28,500           47,245
     Transfer from the Sierra Plan (Note                657,124               40,262              115,889          699,031
       6)
     Other receipts                                      -                    -                    38,347           -
                                                    -----------          -----------          ------------     ------------
             Total contributions and other
              additions                               2,295,446              662,581              831,175        3,341,993
                                                    ------------         -----------          ------------     ------------

             Total additions                          2,885,118              784,668              977,302        5,201,952
                                                    ------------         -----------          ------------     ------------
Deductions from net assets attributed to-
   Distributions to participants                        380,822              162,468              440,820          560,788
   Withdrawals                                            4,116                8,532               12,637           12,296
   Administrative expenses                               -                    -                    69,418           -
   Interfund transfers (in) out, net                    151,258               92,203             (127,228)         (64,905)
                                                    ------------         -----------          ------------     ------------
             Total deductions                           536,196              263,203              395,647          508,179
                                                    ------------         -----------          ------------     ------------
Net increase (decrease)                               2,348,922              521,465              581,655        4,693,773

Net assets available for benefits-
   Beginning of year                                  4,362,566            1,229,592            2,096,044        6,524,938
                                                    ------------         -----------          ------------     ------------
   End of year                                      $ 6,711,488          $ 1,751,057          $ 2,677,699      $11,218,711
                                                    ============         ===========          ============     ============

(Continued)


                                                     Fund 5          Fund 6            Participant
                                                     American       S&S Services        Loan Fund         General          Total
                                                     --------       ------------        ---------         -------          -----
Additions to net assets attributed to-
   Investment income-
     Dividends                                      $   416,447      $    21,885        $   -          $   -         $  2,648,260
     Interest                                             9,053            6,703            -              -               65,432
     Net appreciation (depreciation) in fair
       value of investments                             200,227         (164,015)           -              -              494,453
                                                    -----------        ---------        -----------   ------------   ------------
             Total investment income                    625,727         (135,427)           -              -            3,208,145

   Contributions-
     Employer                                           149,923           91,917            -              -            1,079,221
     Participant                                        822,213          493,365            -              -            5,875,460
     Participant rollovers                               99,237           23,997            -              -              306,513
     Transfer from the Sierra Plan (Note                 -                -                 49,872         -            1,562,178
       6)
     Other receipts                                      -                -                 -              -               38,347
                                                    -----------        ---------        -----------   ------------   ------------
             Total contributions and other            1,071,373          609,279            49,872         -            8,861,719
              additions
                                                    -----------        ---------        -----------   ------------   ------------
             Total additions                          1,697,100          473,852            49,872         -           12,069,864
                                                    -----------        ---------        -----------   ------------   ------------
Deductions from net assets attributed to-
   Distributions to participants                        276,790           71,555            73,988         -            1,967,231
   Withdrawals                                            2,641            9,883            -              -               50,105
   Administrative expenses                               -                -                 -              -               69,418
   Interfund transfers (in) out, net                     17,026          152,896          (391,373)       170,123          -
                                                    -----------       ----------        -----------   ------------   ------------
             Total deductions                           296,457          234,334          (317,385)       170,123       2,086,754
                                                    -----------       ----------        -----------   ------------   ------------
Net increase (decrease)                               1,400,643          239,518           367,257       (170,123)      9,983,110

Net assets available for benefits-
   Beginning of year                                  2,617,870        1,563,995           522,927        170,123      19,088,055
                                                    -----------      -----------        -----------    -----------   ------------
   End of year                                      $ 4,018,513      $ 1,803,513        $  890,184     $   -         $ 29,071,165
                                                    ===========      ===========        ===========    ===========   ============

                   Statement of Changes in Net Assets Available for Benefits by Investment Fund

                                    For the Year Ended December 31, 1996


                                                                Fund 1            Fund 2            Fund 3            Fund 4
                                                               ML Global       ML Corporate      ML Retirement          AIM
                                                               ---------       ------------      -------------          ---
Additions to net assets attributed to-
   Investment income-
     Dividends                                               $   400,619        $    61,421        $    92,878     $   315,731
     Interest                                                      7,329              1,999              4,303          12,244
     Net appreciation (depreciation) in fair value of
       investments                                               118,966            (23,329)            -              450,206
                                                             -----------         -----------       ------------    -----------
                  Total investment income                        526,914             40,091             97,181         778,181

   Contributions-
     Employer                                                    207,663             91,641             98,621         359,753
     Participant                                               1,065,412            450,343            489,759       1,907,006
     Participant rollovers                                       128,641            101,176            230,277         244,561
                                                             -----------         -----------       ------------    -----------
                   Total contributions                         1,401,716            643,160            818,657       2,511,320
                                                             -----------         -----------       ------------    -----------
                   Total additions                             1,928,630            683,251            915,838       3,289,501
                                                             -----------         -----------       ------------    -----------
Deductions from net assets attributed to-
   Distributions to participants                                  83,389             16,763             91,425         192,743
   Withdrawals                                                    30,379              9,608              8,855          61,043
   Other distributions                                            -                  -                  36,436          -
   Administrative expenses                                        -                  -                   3,965          -
   Interfund transfers (in) out, net                              12,415             85,250           (115,112)        236,577
                                                             -----------         -----------       ------------    -----------
                   Total deductions                              126,183            111,621             25,569         490,363
                                                             -----------         -----------       ------------    -----------
Net increase                                                   1,802,447            571,630            890,269       2,799,138

Net assets available for benefits-
   Beginning of year                                           2,560,119            657,962          1,205,775       3,725,800
                                                             -----------         -----------       ------------    -----------
   End of year                                               $ 4,362,566        $ 1,229,592        $ 2,096,044     $ 6,524,938
                                                             ===========        ============       ============    ===========

(Continued)

                                                         Fund 5          Fund 6        Participant
                                                        American       S&S Services      Loan Fund       General        Total
                                                        --------       ------------      ---------       -------        -----
Additions to net assets attributed to-
   Investment income-
     Dividends                                         $   214,022     $    14,623      $   -          $  -        $  1,099,294
     Interest                                                5,817           3,917          -             -              35,609
     Net appreciation (depreciation) in fair value
       of investments                                       52,122         239,784          -             -             837,749
                                                       -----------     -----------      -----------    ----------  ------------
               Total investment income                     271,961         258,324          -             -           1,972,652

   Contributions-
     Employer                                              130,143          96,713          -             -             984,534
     Participant                                           670,267         507,417          -             -           5,090,204
     Participant rollovers                                 156,402         175,279          -             -           1,036,336
                                                       -----------     -----------      -----------    ----------  ------------
                   Total contributions                     956,812         779,409          -             -           7,111,074
                                                       -----------     -----------      -----------    ----------  ------------
                   Total additions                       1,228,773       1,037,733          -             -           9,083,726
                                                       -----------     -----------      -----------    ----------  ------------
Deductions from net assets attributed to-
   Distributions to participants                            61,017          45,930          30,236      (131,704)       389,799
   Withdrawals                                              16,740          22,649          -            (13,404)       135,870
   Other distributions                                      -               -               -             -              36,436
   Administrative expenses                                  -               -               -             -               3,965
   Interfund transfers (in) out, net                        22,855         194,706        (266,568)     (170,123)        -
                                                       -----------     -----------      -----------    ----------  ------------
                   Total deductions                        100,612         263,285        (236,332)     (315,231)       566,070
                                                       -----------     -----------      -----------    ----------  ------------
Net increase                                             1,128,161         774,448         236,332       315,231      8,517,656

Net assets available for benefits-
   Beginning of year                                     1,489,709         789,547         286,595      (145,108)    10,570,399
                                                       -----------     -----------      -----------    ----------  ------------
   End of year                                         $ 2,617,870     $ 1,563,995      $  522,927     $ 170,123   $ 19,088,055
                                                       ===========     ===========      ===========    ==========  ============



SCHEDULE I

                                               STEWART & STEVENSON 401(k) SAVINGS PLAN

                                     ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                          DECEMBER 31, 1997

                                                                             Number of
                                                                             Shares or
                                                                             Principal                         Current
   Identity of Issue                          Description                     Amount             Cost           Value
   -----------------                          ------------                    ------             ----           -----
Merrill Lynch Trust Company*           Merrill Lynch Global
                                          Allocation Fund, Inc.,
                                          Class A                         471,508.5307      $  6,800,561   $   6,667,131

Merrill Lynch Trust Company*           Merrill Lynch Corporate Bond
                                         Fund, Inc., Intermediate
                                         Term, Class A
                                                                          150,032.3813         1,705,372       1,734,374

Merrill Lynch Trust Company*           Merrill Lynch Retirement
                                         Preservation Trust             2,660,657.9200         2,660,658       2,660,658

AIM Family of Funds                    AIM Value Fund                     343,582.1551         9,879,022      11,138,933

American Funds Group                   American Balanced Fund             254,397.3996         3,689,359       3,988,951

Stewart & Stevenson Services,
   Inc.*                               Common stock                        70,166.5290         1,889,678       1,789,246

Stewart & Stevenson 401(k) Savings     Participant loans (interest
   Plan*                                  rates ranging from 7% to
                                          10%)*                           890,183.7100           890,184         890,184
                                                                                           -------------  --------------
              Total assets held for investment purposes                                    $  27,514,834  $   28,869,477
                                                                                           =============  ==============


*Identified party in interest.



The foregoing notes to the financial statements are an integral part of this schedule.




SCHEDULE II

                                               STEWART & STEVENSON 401(k) SAVINGS PLAN


                                           ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                 FOR THE YEAR ENDED DECEMBER 31, 1997





                                                                                             Number of        Purchase       Selling
         Identity of Party Involved                          Description                    Transactions       Price*        Price*
SERIES:
   Merrill Lynch Trust Company                Merrill Lynch Global Allocation Fund,
                                                 Inc., Class A                                  214          $ 3,429,156   $  -
   Merrill Lynch Trust Company                Merrill Lynch Global Allocation Fund,
                                                 Inc., Class A                                  195               -          814,148
   Merrill Lynch Trust Company                Merrill Lynch Corporate Bond Fund,
                                                 Inc., Intermediate Term, Class A               158              808,606       -
   Merrill Lynch Trust Company                Merrill Lynch Corporate Bond Fund,
                                                 Inc., Intermediate Term, Class A               161               -          316,465
   Merrill Lynch Trust Company                Merrill Lynch Retirement
                                                 Preservation Trust                             303            1,339,714      -
   Merrill Lynch Trust Company                Merrill Lynch Retirement
                                                 Preservation Trust                             210               -          759,492
   AIM Family of Funds                        AIM Value Fund                                    293            5,284,884      -
   AIM Family of Funds                        AIM Value Fund                                    233               -        1,319,450
   American Funds Group                       American Balanced Fund                            211            1,689,721      -
   American Funds Group                       American Balanced Fund                            167               -          497,370
   Stewart & Stevenson Services, Inc.         Common stock                                      214              965,870      -
   Stewart & Stevenson Services, Inc.         Common stock                                      164               -          561,795

SINGLE:
   AIM Family of Funds                        AIM Value Fund                                      1            1,126,253       -

[CAPTION]

(Continued)

                                                                 Current
                                                                Value of
                                                                Asset on
                                                 Cost of       Transaction
         Identity of Party Involved               Asset           Date         Gain (Loss)

SERIES:
   Merrill Lynch Trust Company                $ 3,429,156      $ 3,429,156      $  -

   Merrill Lynch Trust Company                    758,711         814,148         55,437

   Merrill Lynch Trust Company                    808,606         808,606         -

   Merrill Lynch Trust Company                     314,617         316,465          1,848

   Merrill Lynch Trust Company                   1,339,714       1,339,714         -

   Merrill Lynch Trust Company                     759,492         759,492         -

   AIM Family of Funds                           5,284,884       5,284,884         -
   AIM Family of Funds                           1,138,619       1,319,450        180,831
   American Funds Group                          1,689,721       1,689,721         -
   American Funds Group                            449,864         497,370         47,506
   Stewart & Stevenson Services, Inc.              965,870         965,870         -
   Stewart & Stevenson Services, Inc.              586,881         561,975        (25,086)

SINGLE:
   AIM Family of Funds                           1,126,253       1,126,253         -


*Amounts are net of purchase/selling expenses.


NOTE: This schedule includes each single and series transaction involving the same investment activity which, in the aggregate, amounts to more than 5 percent of the current value of Plan assets at the beginning of the Plan year.


SCHEDULE III

                  STEWART & STEVENSON 401(k) SAVINGS PLAN


              ITEM 27(e) - SCHEDULE OF NONEXEMPT TRANSACTIONS

                   FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                               Amount     Amount of
       Identity of Party Involved             Description of Transaction       of Loan     Interest
        ------------------------                 --------------------          -------     --------
Stewart & Stevenson Services, Inc. (the     Deemed loan to the Sponsor dated
  Sponsor)                                   July 24, 1996, maturity June
                                             25, 1997, interest rate 5.7%      $36,436       $1,001


NOTE: The deemed loan to the Sponsor plus accrued interest was paid to the Plan on June 25, 1997.











SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Stewart & Stevenson 401(k) Savings Plan Administrative Committee which administers the Stewart & Stevenson 401(k) Savings Plan has duly caused this annual report to the signed on its behalf by the undersigned thereunto duly authorized in the City of Houston and the State of Texas, on the 30th day of June, 1998.

Stewart & Stevenson 401(k) Savings Plan
Administrative Committee


/s/ Robert L. Hargrave                     /s/ J. Carsey Manning
______________________                     ______________________
Robert L. Hargrave                         J. Carsey Manning
Member                                     Member




/s/ Donald E. Stevenson                   /s/ David R. Stewart
______________________                    ______________________
Donald E. Stevenson                       David R. Stewart
Member                                    Member